Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated April 25, 2014

Fantex, Inc.

On April 21, 2014, media publications were released by each of ESPN.com and Forbes (collectively, the “Articles”). The Articles reference the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) and the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) of Fantex, Inc. (the “Vernon Davis Offering” and the “EJ Manuel Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476 and 333-194256, respectively), as amended (the “Vernon Davis Registration Statement” and the “EJ Manuel Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Articles reference the Offerings and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The article attached as Annex A was published online by ESPN.com on April 21, 2014 (the “ESPN Article”); and the article attached as Annex B was published online by Forbes on April 21, 2014 (the “Forbes Article”).

The Articles were not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publishers of the Articles are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Articles represent the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Articles or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

ESPN Article

•                  The ESPN Article is headlined “421K Vernon Davis shares available,” states that “you can buy a share of Vernon Davis,” that “shares will be sold that are connected to an athlete’s financial future” and that “fans will be able to buy a piece of Vernon Davis.” In addition, the ESPN Article references “shares of the San Francisco 49ers tight end.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The ESPN Article is headlined “421K Vernon Davis shares available” and states that “a company called Fantex Brokerage Services says it will offer 421,000 [shares of Fantex Series Vernon Davis] at a price of $10 a share,” that “fans will be able to buy [shares of Fantex Series Vernon Davis] being offered by Fantex Brokerage Services” and that “[Fantex Series Vernon Davis] trades on Fantex’s website platform.” Fantex, Inc. is offering 421,100 shares of Fantex Series Vernon Davis pursuant to the Vernon Davis Registration Statement. Fantex Brokerage Services, LLC (“FBS”), is an affiliate of the Company and a registered alternative trading system. Any and all trades of Fantex Series Vernon Davis will be conducted on a platform operated by FBS.

•                  The ESPN Article is headlined “421K Vernon Davis shares available” and states that “beginning next week, you can buy [shares of Fantex Series Vernon Davis],” that “those who want to buy shares must place a reservation and fund their accounts before the initial public offering takes place on April 28” and that “beginning next week, fans will be able to buy [shares of Fantex Series Vernon Davis].” The Vernon Davis Registration Statement was declared effective by the SEC on April 22, 2014. FBS stopped allowing new reservations to be made at 5pm Eastern Time on April 24, 2014, twenty-four hours prior to when FBS accepted the reservations.

•                  The ESPN Article states, “In October, Fantex agreed to buy a 10 percent interest in Davis’ future earnings for $4 million. The company collects that percentage from Davis’ playing contract, endorsements and any other money he makes, including post-career income like a broadcasting deal.” Under the terms of the Vernon Davis Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis (the “Acquired Brand Income” or “ABI”), contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis.

•                  The ESPN Article states that “as [Fantex, Inc.] collects more money, the stock should rise.” The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

•                  The ESPN Article quotes Mr. French as stating, “[Fantex, Inc.] looked at the careers of every tight end from 1990 to 2012, and based on that, adding in those who made at least one Pro Bowl, we estimated that Vernon would have a 14-year career.” To determine the expected career length of Vernon Davis, the Company applied its proprietary econometric model to a data set consisting of the 212 tight ends drafted in rounds one through seven between 1990 and 2010. A more detailed description of the estimation of Vernon Davis’s career length is included in the section entitled ‘‘—Vernon Davis Brand Contract, at Estimated Fair Value—Vernon Davis Career Length’’ in the Vernon Davis Registration Statement.

•                  The ESPN Article states, “Injury is said to be the greatest risk to the shares of stock.” As is discussed in greater detail under the section entitled “Risk Factors” and elsewhere in the Registration Statement, the possibility of player injury is one of many risks that potential investors should consider before making any decision to invest in shares of Fantex Series Vernon Davis.

Forbes Article

•                  The Forbes Article is headlined “Vernon Davis IPO Set To Change The Way We Value Sports,” and refers to “stock tied to a professional athlete’s brand,” “Vernon Davis-related stock,” “Vernon Davis-related tracking stock,” and “athlete-related stock.” In addition, the Forbes Article quotes Mr. French as referencing “EJ Manuel’s offering” and the “EJ Manuel roadshow.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Vernon Davis Brand Contract. Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and between EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand, and Fantex Series EJ Manuel, a tracking stock intended to track and reflect the separate economic performance of the EJ Manuel brand.

•                  The Forbes Article quotes Mr. French as stating, “If there are any shares left outstanding, then Fantex Holdings will take over whatever the delta is.” The Company expects that Fantex Holdings, Inc. the parent company of the Company and FBS, will agree to purchase from FBS, at the initial public offering price, up to 200,000 shares of Fantex Series Vernon Davis. These sales to Fantex Holdings, Inc. will only be made if FBS represents in writing that it is unable to locate other qualified purchasers to purchase the shares at the initial public offering price. To the extent that there is insufficient interest in shares of our Fantex Series Vernon Davis, this offering will be cancelled and no shares of Fantex Series Vernon Davis would be sold to the public.

•                  The Forbes Article states that “people will be able to go to the Fantex website and buy shares of [Fantex Series Vernon Davis].” Any and all trades of Fantex Series Vernon Davis will be conducted on a platform operated by FBS.

•                  The Forbes Article states, “It will be vital that Fantex is able to further build Vernon Davis’ brand in order for the stock to gain value on the open market,” and that “Vernon Davis will need to keep building his brand for his stock to rise in value.” The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s Brand Contract with Mr. Davis, longevity of Mr. Davis’s career, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis or EJ Manuel. The Company generally identifies forward-looking statements by words such as “promises,” “hope,” “intend,” “expect,” “projects,” “estimates,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the ESPN Article dated April 21, 2014

421K Vernon Davis shares available

By Darren Rovell | ESPN.com

April 21, 2014, 1:01 PM ET

Beginning next week, you can buy a share of Vernon Davis.

A company called Fantex Brokerage Services says it will offer 421,000 shares of the San Francisco 49ers tight end at a price of $10 a share. It will be the first time that shares will be sold that are connected to an athlete’s financial future.

This is a historic milestone, not just in sports but in finance as well,” said Fantex CEO Buck French.

In October, Fantex agreed to buy a 10 percent interest in Davis’ future earnings for $4 million. The company collects that percentage from Davis’ playing contract, endorsements and any other money he makes, including post-career income like a broadcasting deal.

Technically, fans don’t buy shares of Davis. They’re buying shares of Fantex Inc., so as the company collects more money, the stock should rise. The stock trades on Fantex’s website platform, as opposed to the standard exchanges like the NYSE and the NASDAQ. Fantex announced Monday that those who want to buy shares must place a reservation and fund their accounts before the initial public offering takes place on April 28.

French said that Davis has $10.2 million left on the final two years of his contract with the 49ers. If he finishes that deal, he would have played 10 years in the NFL.

“We looked at the careers of every tight end from 1990 to 2012, and based on that, adding in those who made at least one Pro Bowl, we estimated that Vernon would have a 14-year career,” French said.

Injury is said to be the greatest risk to the shares of stock.

Although Fantex is helping to create off-the-field opportunities for Davis, French said the company will not have a say in where the tight end plays after his contract with the 49ers ends.

Last season, Davis tied his career high of 13 touchdowns, which he also achieved in 2009. His average of 16.3 yards per catch last season also tied his career high (2010).

The following text captions a photograph of Mr. Davis appearing in connection with the ESPN Article:

Beginning next week, fans will be able to buy a piece of Vernon Davis, in the form of $10 shares being offered by Fantex Brokerage Services.

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Annex B

Text of the Forbes Article dated April 21, 2014

Darren Heitner

4/21/2014 @ 3:21 PM

April 21, 2014, 1:01 PM ET

Vernon Davis IPO Set To Change The Way We Value Sports

April 28, 2014 will be a monumental moment in sports business if everything goes according to plan. It may mark the first time that investors can buy and sell stock tied to a professional athlete’s brand. The athlete is Vernon Davis, tight end for the San Francisco 49ers. The platform on which individuals are going to potentially trade such stock is Fantex Brokerage Services. What once may have seemed like a long-shot is only days away from becoming reality.

Secondary trading for stock tied to Vernon Davis’ brand should become available on April 28; however, those interested in getting involved with the Initial Public Offering (IPO) of the stock still have time to make their purchases. Fantex’s plan is to keep the IPO reservation period open until 5 p.m. ET on Thursday, with a deadline of fully funding all such reservations by the same time on Friday. At 5 p.m. ET on Friday, April 25, 2014, Fantex will close its book and shares will be allocated based on what states have approved the transactions.

Yes, there is still an approval process. Fantex will not be able to officially sell any stock tied to Vernon Davis’ brand until the Securities and Exchange Commission (SEC) declares the registration statement effective. Fantex co-founder and CEO Buck French expects the declaration to be delivered on Tuesday. Thereafter, individual states must allow people within their states to buy and sell the athlete-related stock.

French, who refused to disclose the number of accounts that have signed up to exchange shares on Fantex’s platform or announce the number of reservations that have been granted in conjunction with the Vernon Davis IPO did state that, “it seems a lot of people are coming in and opening accounts at the 11th hour.” He added that shares are still available to reserve and that he fully anticipates to sell all shares.

Individual reservations will be cancelled unless money is deposited by 5 p.m. ET on Friday. There are 421,100 shares of Vernon Davis related stock available at a price of $10 per share. To the extent there is insufficient interest in shares of our Fantex Series Vernon Davis, the offering may be altogether canceled and no shares would be sold to the public. Buck French is not concerned about a lack of reservations killing off chances of a successful IPO. “If there are any shares left outstanding, then Fantex Holdings will take over whatever the delta is,” said French. “We are happy to put our money where our mouth is.”

As long as everything goes according to plan, then starting April 28, people will be able to go to the Fantex website and buy shares of Vernon Davis-related tracking stock. The tracking stock is linked to the underlying cash flows of Vernon Davis’ brand, including his current and future playing contracts, certain endorsements and appearance fees, as well as potential post-career income from activities such as broadcasting.

Importantly, anyone interested in investing in the Fantex Vernon Davis stock should be aware that the offering is highly speculative and the securities involve a high degree of risk. While the creation of a market to buy and sell athlete-related stocks is a milestone and somewhat historic from a sports finance perspective, it comes attached with a lot of questions concerning its long-term ability to be a successful operation. It will be vital that Fantex is able to further build Vernon Davis’ brand in order for the stock to gain value on the open market.

If all goes well, then Fantex plans to continue offering athlete-related stocks. Up next will be Buffalo Bills quarterback EJ Manuel.

“Next week we will announce the kick-off timing for EJ Manuel’s offering,” added French. “We will start the EJ Manuel roadshow and people can buy into the IPO similar to what we did with Vernon [Davis]. This is the first time we know that this has been done. We’re excited.”

The following text captions a photograph of Mr. Davis appearing in connection with the ESPN Article:

Vernon Davis will need to keep building his brand for his stock to rise in value.

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